# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: JBT Marel Corp, CIK 0001433660
CUSIP: 477839104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 70 West Madison Street, Suite 4400, Chicago, Illinois (IL), 60602
Date of event which requires filing of this statement: 03/27/2025
Amends the filing with accession number 0000950170-25-004293
Filed by CIK 0002049563
Persons authorized to receive notices and communications: Eyrir Invest hf., Skolavordustigur 13, Reykjavik, Iceland (K6), 101, 354 525-0200; Michael C. Labriola, Wilson Sonsini Goodrich & Rosati, P.C., 1700 K Street NW, Fifth Floor, Washington, D.C., United States (X1), 20006-3814, 1 (202) 973-8800

## Reporting persons
- Eyrir Invest hf. (CIK 0002049563): type of reporting person: other (OO); citizenship or place of organization: Iceland (K6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 284,948; shared voting power 0; sole dispositive power 284,948; shared dispositive power 0; aggregate amount beneficially owned 284,948 (0.5% of the class)
  Comment: Percentage ownership is based on a total of 51,880,294 shares of the Common Stock of the Issuer outstanding as of February 20, 2025, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: JBT Marel Corp
Address of issuer's principal executive offices: 70 West Madison Street, Suite 4400, Chicago, Illinois (IL), 60602
Comment: This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission on January 10, 2025 (the "Schedule 13D"). Except as otherwise specifically provided herein, each item of the Schedule 13D remains unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On March 27, 2025, at the annual general meeting of the shareholders of the Reporting Person, the shareholders of the Reporting Person (the "Shareholders") approved a capital reduction (the "Capital Reduction") involving a pro rata in-kind distribution by the Reporting Person of an aggregate of 3,032,714 shares of the Common Stock of the Issuer to the Shareholders. On March 28, 2025, the Capital Reduction was registered with the Icelandic Register of Enterprises. The consummation of the Capital Reduction is expected to occur on or about April 3, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

The information set forth in rows 11 and 13 and the "Comment for Type of Reporting Person" on the cover pages of this Amendment is incorporated by reference in its entirety into this Item 5(a).
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

The information set forth in rows 7 through 10 on the cover pages of this Amendment is incorporated by reference in its entirety into this Item 5(b).
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

On February 27, 2025, the Reporting Person sold 50,571 shares of the Common Stock of the Issuer on the open market at a weighted average price per share of $132.4862. The information set forth in Item 4 of this Amendment is hereby incorporated by reference in its entirety into this Item 5(c).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Schedule 13D is hereby amended and restated as follows:

On March 27, 2025, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of the Common Stock of the Issuer.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment is hereby incorporated by reference in its entirety into this Item 6.

## Signatures
- Eyrir Invest hf.: /s/ Signy Sif Sigurdardottir, Signy Sif Sigurdardottir, CEO (03/28/2025)